# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: NV5 Global, Inc., CIK 0001532961
CUSIP: 62945V109
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 200 SOUTH PARK ROAD, SUITE 350, HOLLYWOOD, Florida (FL), 33021
Date of event which requires filing of this statement: 09/30/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001437749-19-003636
Filed by CIK 0001078734

## Reporting persons
- Dickerson Wright: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 6,969,744; shared voting power 6,969,744; sole dispositive power 6,969,744; shared dispositive power 6,969,744; aggregate amount beneficially owned 6,969,744 (10.7% of the class)

## Item 1. Issuer
Name of issuer: NV5 Global, Inc.
Address of issuer's principal executive offices: 200 SOUTH PARK ROAD, SUITE 350, HOLLYWOOD, FL, 33021

## Item 2. Person Filing
Name of person filing: Dickerson Wright
Address of principal business office or, if none, residence: 200 SOUTH PARK ROAD SUITE 350 HOLLYWOOD, FL 33021
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: Amount beneficially owned: 6,969,744 shares which includes (i) 2,023,632 shares of Common Stock held by the Wright Family Trust dated December 12, 1990; (ii) 593,336 shares of Common Stock held by The Lauren Wright GST Exempt Trust C/U the Dickerson Wright 2010 GRAT dated June 28, 2010; (iii) 643,192 shares of Common Stock held by The Lauren Wright GST Non-Exempt Trust C/U the Dickerson Wright 2010 GRAT dated June 28, 2010; (iv) 819,360 shares of Common Stock held by The Lauren Wright GST Exempt Trust C/U the Katherine Wright 2010 GRAT dated June 28, 2010; (v) 417,168 shares of Common Stock held by The Lauren Wright GST Non-Exempt Trust C/U the Katherine Wright 2010 GRAT dated June 28, 2010; (vi) 593,336 shares of Common Stock held by The Stephanie Wright GST Exempt Trust C/U the Dickerson Wright 2010 GRAT dated June 28, 2010; (vii) 643,192 shares of Common Stock held by The Stephanie Wright GST Non-Exempt Trust C/U the Dickerson Wright 2010 GRAT dated June 28, 2010; (viii) 819,360 shares of Common Stock held by The Stephanie Wright GST Exempt Trust C/U the Katherine Wright 2010 GRAT dated June 28, 2010; and (ix) 417,168 shares of Common Stock held by The Stephanie Wright GST Non-Exempt Trust C/U the Katherine Wright 2010 GRAT dated June 28, 2010. Mr. Wright and his wife Katherine Wright serve as trustees of each of the foregoing trusts and disclaim beneficial ownership of the shares held by such trusts, except to the extent of any pecuniary interest therein.
Percent of class: 10.7
Sole power to vote or to direct the vote: 6,969,744 shares (see Item 4(a) above)
Shared power to vote or to direct the vote: 6,969,744 shares (see Item 4(a) above)
Sole power to dispose or to direct the disposition: 6,969,744 shares (see Item 4(a) above)
Shared power to dispose or to direct the disposition: 6,969,744 shares (see Item 4(a) above)

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Dickerson Wright: Dickerson Wright, Dickerson Wright Executive Chairman (11/08/2024)